EXHIBIT 99.1

POET Technologies Demonstrates Functionality of PIN Photodetector Targeting 100G to 400G Optical Transceivers

SAN JOSE, Calif., Jan. 30, 2018 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET”) (OTCQX:POETF) (TSX Venture:PTK), a designer, developer and manufacturer of optoelectronic devices, including light sources, passive wave guides and Photonic Integrated Circuits (PIC) for the data communication and telecom markets, today announced the Company has successfully demonstrated a high-frequency waveguide integrated PIN Photodiode targeting 100G and 400G data center applications.

POET’s PIN Photodetector has successfully demonstrated a 3dB optical bandwidth of 37GHz, which is a typical requirement for achieving 50GBaud data rates. The achieved native bandwidths are more than capable of supporting the requirements of a 100G Receive Optical Engines (4 lanes at 25Gb/s each), and they can be extended to support 200G/400G engines. Unlike more conventional top-entry PIN photodiodes, POET utilizes an evanescently-coupled twin waveguide structure with integrated spot-size converters that is compatible with its recently announced Optical Interposer Platform and is designed to operate in the wavelength range from 1310nm to 1550nm.

The waveguide integrated PIN diode provides good responsivity with superior flatness of the RF response. Additionally, the integrated spot-size converter increases fiber-coupling efficiency as well as alignment tolerance. Importantly, this key differentiating feature of the technology and product enables POET’s PIN detectors to be passively placed on the receive side of an optical interposer without compromising coupling efficiency. This approach is expected to result in lower production costs during volume manufacturing. The Company has been able to demonstrate fiber-coupled responsivity in excess of 50%, meeting the initial requirements for a Receive Optical Engine. The integrated waveguides are also engineered to exhibit low Polarization Dependent Loss (PDL) – a key requirement for PIN Photodiodes.

POET is actively working to provide engineering samples for its PIN Photodetectors by mid-2018 for use in its Receive Optical Engines. Engineering samples of its Receive Optical Engines will utilize the Optical Interposer Platform, recently announced by the Company.

About POET Technologies Inc.

POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to both hybrid and monolithic integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques enables substantial improvements in device cost, efficiency and performance.  Optical engines based on this integrated approach have applications ranging from data centers to consumer products to military applications. POET is headquartered in Toronto, with operations in Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact:
Shelton Group
Brett L. Perry
sheltonir@sheltongroup.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, timely completion of development projects, capabilities of key vendors and suppliers, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans of key vendors, suppliers or development partners, risks affecting the Company’s ability to execute projects, misjudgments about customer requirements, failure to meet product specifications, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law. Please refer to the Company’s filings with the Canadian and U.S. Securities Commissions for the full safe harbor language.

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